BCE Emergis

02049617

SUPPL

August 14, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled Visa Selects BCE Emergis for Global Work on Next-Generation B2B Payment Service, dated July 15, 2002.
- Press release entitled BCE Emergis' eHealth solutions Group Signs CDN$14 Million in New Business, dated July 18, 2002.
- Press release entitled BCE Emergis to sell e-News to CCNMatthews, dated July 22, 2002.
- Press release entitled BCE Emergis announces new Biller Direct service, dated July 22, 2002.
- Press release entitled BCE Emergis Delivers on Second Quarter Results, dated July 23, 2002.
- Press release entitled Desjardins becomes first lender to use Emergis e-Lending Interchange for the Real Estate Industry, dated August 1, 2002.
- Press release entitled BCE Emergis Renews Agreement with Sun Life Financial, dated August 6, 2002.

dlw 9/5

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

- Press release entitled BCE Emergis Brings State and National Provider Networks to Wisconsin-Based Operating Engineers Local 139 Health Benefit Fund, dated August 14, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/cv
Encls.

BCE Emergis

News Release

Visa Selects BCE Emergis for Global Work on Next-Generation B2B Payment Service

Visa Commerce promises global B2B payment and information management platform

Montreal, July 15, 2002 -- BCE Emergis Inc. (TSX: IFM) announced today that it was selected by Visa International to support worldwide development and hosting of Visa Commerce, extending a contract previously reached with Visa U.S.A. As Visa's other worldwide regions deploy pilot bank implementations of Visa Commerce — the new non-card based, integrated B2B payment and information management solution utilizing the VisaNet global payment network — they can now take advantage of economies of scale and common implementation strategies, resources and programs.

BCE Emergis envisions that Visa Commerce will become the leading choice for buyers, suppliers, and service providers to pay and settle supply chain and purchasing transactions, which may represent an estimated 90 billion transactions valued at US$50 trillion per year, worldwide. Buyers use Visa Commerce— which can integrate with their back office and procurement systems — to approve, schedule, initiate and facilitate reconciliation of domestic and cross border payments for purchases. Suppliers can request, review, and receive payments electronically. Visa Commerce is designed to deliver this functionality through Visa's 21,000 member financial institutions worldwide, who will be able to offer commercial customers a Visa/bank-branded payment account, an optional web-based user interface, and a proven, secure transaction platform using VisaNet, the world's most reliable payment network. Under the original agreement with Visa U.S.A., announced in July 2001, BCE Emergis was integral to the development, operation, and hosting of core components of Visa Commerce. Visa and BCE Emergis are currently working with several top banks on their individual pilots.

"Expanding the Emergis relationship with Visa on a global basis builds on our respective core competencies, existing infrastructures, and extensive experiences to deliver a truly integrated payment and information management solution for B2B e-commerce," said Pierre Blouin, CEO of BCE Emergis. "Developing and hosting Visa Commerce components globally will mean we can offer tremendous efficiency, consistency, and economies of scale to Visa and its member financial institutions — and that is central to our B2B vision. We believe financial institutions should take the lead in B2B payments because of their trusted and efficient role in financial settlement and treasury management services. Visa's global reach and proven, reliable payment infrastructure ideally position Visa Commerce to become a global B2B standard."

.../2

BCE Emergis

News Release

BCE Emergis' eHealth Solutions Group Signs CDN$14 Million in New Business

Sales Figures Indicate Growth among Existing and New Clients

Rockville, MD, July 18, 2002 – BCE Emergis' eHealth Solutions Group, leading provider of e-health solutions and health care cost management services, today announced that it closed contracts so far in 2002 which are expected to generate approximately CDN$14 million of recurring revenue annually.

The new contracts represent clients across North America and span multiple products and services within the Group's health care cost management offerings. In the U.S., these include in the primary, secondary and Centers of Excellence provider network services; fee negotiation services; and medical management services. With this new business, the Group now has more than 450 clients whose affiliated covered lives may benefit from one or more of these services.

"Emergis has solidified its strong client base with five new contracts for existing clients, such as Premera Blue Cross and Trustmark Insurance Company, and the addition of 14 new clients. These wins confirm our solid growth strategy for the North American health care community and increase our opportunities to expand our electronic health care services within a growing client base for even greater efficiencies and cost savings for our clients," said Dr. Faye S. Baggiano, President, eHealth Solutions Group, North America, "Our clients depend on Emergis claims processing services to enhance their successes."

BCE Emergis' eHealth Solutions Group, North America, serves the transaction-intensive health care industry with a range of integrated solutions that simplify administrative processes, decrease costs and facilitate the highest quality of care. In the U.S., Emergis' eHealth Solutions Group is one of largest provider networks, working in partnership with more than 500,000 physicians and 4,800 acute care hospitals. In Canada, the group is the largest pharmacy benefit manager in the country, working with six of the country's largest payers and 99% of its pharmacies. Our advanced, scalable electronic technology solutions transform business

.../2

processes, help clients grow their businesses and advance the health care industry. BCE Emergis shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JULY 18, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis to sell e-News to CCNMatthews

Sale of wire service part of divestiture plan

Montreal, July 22, 2002 — BCE Emergis Inc. (TSX:IFM), a leading provider of eCommerce services, today announced that it had reached an agreement to sell the business assets of its wire service, operating as e-News, to CCNMatthews, an affiliate of Pims Holdings Ltd. of London, England. The agreement is subject to certain approvals and is scheduled to close on July 26, 2002.

The total consideration for the sale will approximate $6 million. The buyer, as part of the transaction, will also employ certain key e-News employees.

"This divestiture represents execution of the plan we announced in April of this year. e-News no longer fit with our strategic focus around presentment, payment and claims processing, and its divestiture is part of several that will help streamline operations and allow us to execute our strategy," stated Pierre Blouin, CEO of BCE Emergis. He also added that he was pleased to be selling e-News to CCNMatthews, who is wholly dedicated to the wire service business and who was best suited to continue to offer e-News customers a high level of service.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current

expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JULY 22, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis announces new Biller Direct service

- *Bell Canada first customer*
- *Service looks to increase adoption*

Montreal, July 22, 2002 — BCE Emergis Inc. (TSX:IFM), a leading provider of eCommerce services, today announced the introduction of Emergis® Biller Direct, its newest e-Billing service. This offering can be used as a stand-alone service, or in conjunction with Emergis' *webdoxs*tm consolidator presentment services.

Biller Direct enables companies to use their existing web sites to present bills and statements directly to their consumers, and leverage the content of their online documents to deliver improved customer service and targeted marketing communications. These are key features for billers and give Emergis an added tool in enlarging the base of billers on its B2B2C presentment platform in Canada. The *webdoxs* service has been in production for over 2 years, and has over 440,000 registered consumers and over 50 billers from varied industries across Canada. Emergis now offers the same robust, proven technology to billers wanting to deliver electronic bills and statements via their own websites.

Emergis also announced that Bell Canada has selected the Emergis Biller Direct service to enable the online presentment of their customers' telephone bills. For Canada's largest biller, Emergis will customize its Biller Direct solution and closely integrate it into Bell's existing security, content management and marketing systems. With more sophisticated HTML presentment capabilities, the new service will replace Bell's current e-Billing program, and will give Bell greater flexibility and control over how they present bills and communicate with their customers. The service will be launched in Q4 2002, and further establishes Emergis as the premier provider of e-Billing services in Canada. The agreement is expected to generate approximately $3 million of revenue.

"The Emergis Biller Direct service will allow us to significantly enhance our e-Bill service and subsequently accelerate the overall adoption of the Bell e-Billing program," said Eugene Roman, Chief Information and Technology Officer, Bell Canada. "The service gives us greater options and better control over how we communicate with our customers. This means better

customer service and ultimately reduced costs as more and more of our customers 'turn off the paper'."

Emergis Biller Direct builds on the strengths and success of the *webdoxs* EBP solution for those billers wanting the flexibility of delivering electronic bills and statements via their own websites, or in combination with the *webdoxs* service. Emergis Biller Direct will provide: flexible bill and statement presentment; sophisticated tools to create and manage marketing content within the bill (including campaign management and targeted marketing capabilities for dynamic content presentment based on biller-defined rules); payment enabling capabilities; outsourced services for eBill data processing and day-to-day eBilling operations; and customization and integration into billers' existing systems and environments.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JULY 22, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

BCE Emergis Delivers on Second Quarter Results

- *Revenue reaches $141.9M – up 7.5% sequentially over Q1*
- *EBITDA (excl. restructuring, other charges) tops $11.4M – $31.9M ahead of Q1*
  - *Successful execution of cost reduction program*
  - *Restructuring charge of $100.3M; intangible write-down of $18.7M*
- *EPS (excl. restructuring, other charges) positive at $0.01 per share*

Montreal, July 23, 2002 — BCE Emergis Inc. (TSX: IFM), a leading provider of eCommerce services, today announced its second quarter financial results for the period ending June 30, 2002.

Revenue for the second quarter of 2002 reached $141.9 million compared to $132.0 million for the first quarter of 2002 and to $158.7 million in the second quarter of 2001. Recurring revenue was $128.1 million, $122.1 million and $126.3 million for the three respective periods.

EBITDA* before restructuring and other charges amounted to $11.4 million, compared to an EBITDA loss of $20.5 million in the first quarter of 2002 and to EBITDA of $30.9 million for the second quarter of 2001.

The net loss for the quarter, including restructuring and other charges, was $95.8 million or $0.94 per share, compared to a net loss of $90.6 million or $0.96 per share for the quarter ended June 30, 2001. The charges, which related to a cost-reduction plan that was announced in April 2002, were $100.3 million for severance and exited activities, and $18.7 million for the write-down of acquired technologies and other intangibles. Net earnings before the restructuring and other charges (net of taxes) were $1.3 million or $0.01 per share for the quarter. Cash in the bank at quarter-end totaled $121.0 million.

"This has been an important quarter for Emergis, and we have made real progress in getting back on track," stated Pierre Blouin, CEO of BCE Emergis. "We have focused on and grown our recurring revenue, executed on and taken further a cost reduction and divestiture plan that has now brought our expenses back in line with the revenue base, and generated positive EBITDA and EPS excluding the restructuring and other charges. Equally important, we are encouraged by the level of activity in our pipeline. This quarter is an important first step for Emergis, but it is only the first step."

Blouin continued by making several observations following his first two months in his new position. "Since coming over from BCE, I am impressed with what I have found at Emergis – its recurring revenue base, channel capabilities, operating leverage and the continued support and commitment of BCE. There is a team in place with valuable expertise in eCommerce, and we will look to add to that strength mostly in the sales, customer service and operations areas. We still have much to do – we must focus daily on execution and on our customers, and on delivering

and growing through the distribution channels. We will continue to look at refining both our operations and our strategy, all with a view to building more value in Emergis."

Nelson Gentiletti, CFO of BCE Emergis, detailed several examples of the successful execution of the cost-reduction program. He stated that approximately 450 employees and contractors had left the company including 35 senior management positions, reducing the overall workforce to approximately 2,400. Following divestitures and exited activities, the Company expects a workforce of approximately 2,100 by the end of the year. "The cuts were higher than originally planned," he said, noting that once the process had begun, it led to an even more thorough review. Gentiletti also pointed to cost savings generated from the closure of non-core products. Operating expenses for the second quarter were $97.7 million compared to $120.0 million in the first quarter. These moves have restored Emergis to positive operating profitability, with an EBITDA margin of 8% for the quarter. Gentiletti commented, "Going forward we should see a further improvement in the EBITDA margin, given the full effect of the cost cuts over the coming quarters."

Gentiletti continued, "The high percentage of recurring revenue and the operating leverage of the business model has allowed Emergis to return quickly to operating profitability. We will continue to maintain tight cost controls in order to generate improving EBITDA and EPS."

Management change

Following the release of the numbers, Pierre Blouin announced that Nelson Gentiletti would be leaving the company by the end of August. "Nelson has informed me of his decision to leave Emergis. He has made important contributions to the company since his arrival including the execution of our cost reduction exercise in the second quarter. He will be leaving behind a strong finance organization to support the business moving forward."

In responding to Blouin's remarks, Gentiletti commented, "Making the decision to leave the company at this time was difficult, but was the most appropriate one for me at this time in my career. I feel that I am leaving a company that has now realigned its costs, which is sound financially, and which is well positioned to grow. I have enjoyed working with the people at Emergis and am confident they are on the right track." The company has started a search for candidates for the position both externally and in BCE.

Other financial highlights

- Revenue breakdowns are as follows:
  - The eHealth sector remains the largest segment, registering $76.6 million in revenue for the quarter. This compares to $67.3 million in the first quarter of 2002 and to $76.2 in the second quarter of 2001. Recurring revenue for the respective periods was $67.3 million, $65.4 million and $65.0 million. Revenue in the current quarter was negatively impacted by a fluctuation in exchange rates, which reduced reported e-Health revenue by approximately $0.9 million as compared to the first quarter.
  - The Canadian business unit had revenue of $60.0 million compared to $60.2 million in the previous quarter and to $72.0 million in the second quarter of 2001. Recurring revenue for the respective periods was $56.2 million, $53.8 million and $59.4 million.
  - Revenue from the U.S. business unit reached $5.3 million, up from $4.5 million in the previous quarter and down from $10.5 million in the second quarter of 2001. Recurring revenue for the respective periods was $4.6 million, $2.9 million and $1.9 million.
  - Overall, recurring revenue represented 90.3% of total revenue, in line with the stated 2002 annual target of 90%. Recurring revenue grew 4.9% from the first quarter of 2002 to the second quarter.
  - Revenue sourced from the U.S. was 40.2% of total revenue, compared to 40.7% in the first quarter of 2002 and 44.2% in the second quarter of last year. The decrease from last

- The Company had $121.0 million of cash on June 30, 2002, compared to $145.2 million on March 31, 2002. Working capital stood at $17.0 million compared to $113.7 million for the respective periods.
- Days' outstanding in accounts receivable improved strongly to 49 at quarter end compared to 54 at the end of March.

For the **six-month periods** ended June 30, 2002 and 2001:

- Total revenue was $273.9 million compared to $302.0 million, with the eHealth business unit accounting for $143.9 million, the Canadian business unit $120.2 million and the U.S. business unit $9.8 million in the current period.
- Recurring revenues were 91.3% of total revenue compared to 80.3% in the prior period.
- EBITDA loss, before restructuring and other charges, amounted to $9.1 million, compared to positive $57.2 million the previous year.
- The net loss totaled $123.7 million or $1.22 per share for the six-month period in 2002, compared to a net loss of $205.6 million or $2.19 per share in 2001.
- Cash flow used for operations totaled $19.9 million, compared to cash flow from operations of $6.1 million for the corresponding period in 2001.

Customer and operational highlights

On the eHealth side of the business, Emergis continued to expand its business and presence in this sector.

- Emergis announced that it closed contracts in 2002 that are expected to generate approximately $14 million of recurring revenue annually. These contracts represent clients across North America and span multiple products and services within its health care cost management offerings. In the U.S., these include the primary, secondary and Centers of Excellence provider network services; fee negotiation services; and medical management services. There are now more than 450 clients whose affiliated covered lives may benefit from one or more of these services. These wins increase opportunities to expand electronic health care services within a growing client base for even greater efficiencies and cost savings for our clients.

The U.S. business unit continued to make inroads in the financial services sector:

- Subsequent to quarter end, Emergis announced the expansion of its relationship with Visa, extending the contract signed last year with Visa U.S.A. through the signing of a new agreement with Visa International to support the worldwide development and hosting of Visa Commerce.

The Canadian business continued to make progress:

- The company announced that it acquired e-route inc. from its six shareholders. The financial institutions and Emergis have restructured their working relationship to accelerate and expand the reach of e-route on-line bill presentment system, known as *webdoxs*™.
- The company announced Biller Direct®, its newest e-Billing service, which can be used as a stand-alone service, or in conjunction with *webdoxs* consolidator presentment services. Biller Direct enables companies to use their existing web sites to present bills and statements directly to their consumers. They can leverage the content of their online documents to deliver improved customer service and targeted marketing communications. These are key features for billers and give Emergis an added tool in enlarging the base of billers on its *webdoxs* service.
- Emergis also announced that Bell Canada has selected Emergis Biller Direct Service to enable the online presentment and payment of their customers' telephone bills. Emergis will customize its Biller Direct solution and closely integrate it into Bell's existing security, content management and marketing systems. The service will be launched in Q4 2002.

Business outlook

For the third quarter 2002, the Company is targeting revenue between $135 million and $150 million. The Company is encouraged by the level of activity in its pipeline, but is being cautious in its revenue outlook given the current economic environment and foreign exchange risk. Due to the impact of the cost reduction program that will be fully realized in the second half of the year, the Company is targeting third quarter EBITDA of between $18 million and $26 million, and EPS of between $0.01 and $0.08 per share.

For the year, the Company is targeting revenue at the low end of the guidance range provided on April 5, 2002 owing to persistence of the business conditions referred to above. The Company is still targeting improving double-digit EBITDA margin percentages and positive EPS in the third and fourth quarters.

Additional financial information is available on the BCE Emergis web site at www.emergis.com.

*N.B: *EBITDA used in this press release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains on sale of exited activities and other expenses. No reconciliation is provided in the Interim Consolidated Statement of Earnings.*

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT JULY 23, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

For more information: **John Gutpell**
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

82-5206

BCE Emergis

News Release

Desjardins becomes first lender to use Emergis® e-Lending Interchange for the Real Estate Industry

Deployment of the solution will be carried out in all Desjardins caisses in Quebec

Montreal, August 1, 2002 — BCE Emergis Inc. (TSX: IFM) and Mouvement des caisses Desjardins announced today a five-year agreement to facilitate and expedite the management and exchange of mortgage instructions between lenders and the legal community using the Emergis® e-Lending Interchange for the Real Estate Industry. In doing so, Desjardins becomes the first lending institution to offer its services on this state-of-the-art eCommerce real estate platform. Regional deployment of the solution will be carried out in all Desjardins caisses throughout Quebec, and should be completed by the beginning of 2003.

This electronic solution allows the transfer of information and documents in a secure manner between Desjardins caisses and members of the legal community. The solution facilitates the processing of mortgage instructions by cutting down on legwork and paperwork through the incorporation of a notary's digital signature, under the direction of the Chambre des notaires du Québec. Emergis® e-Lending Interchange for the Real Estate Industry simplifies the process for all parties involved in the various transactions and accelerates the service for Desjardins members.

"As Quebec's premier mortgage lender, Desjardins' association with BCE Emergis for this new product was quite natural and we are confident this solution will establish new standards in the way mortgage mandates are transmitted and processed in Quebec. Members of both the legal community and of Desjardins that adopt the solution will benefit enormously, to the advantage of their respective clients", said Mario Vien, Vice-President, Organizational Development, Desjardins.

"Desjardins' commitment to use the Emergis® e-Lending Interchange demonstrates their confidence in BCE Emergis e-business solutions. This electronic solution and its processes have been developed in close consultation with Desjardins and the legal community to meet the needs of all parties involved in a transaction," added René Poirier, President, BCE Emergis – Canada.

.../2

Launched in the spring of 2002, Emergis® e-Lending Interchange is in the process of becoming the preferred marketplace of the Canadian real estate industry.

With global assets of more than $85 billion, the **Desjardins Group** is Quebec's premier financial institution and principal employer in the private sector of the Province of Quebec. It is the only institution to offer through its network of caisses located across Quebec, an extensive suite of products and financial services. Desjardins Group's mission is to contribute to the improved economic and social well-being of people and groups. More information on Desjardins is available on the Internet at www.desjardins.com.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT AUGUST 1, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

André Chapleau
Manager, Media Relations - Desjardins
(514) 281-7229 – 1 (866) 866-7000 ext. 7229
Email: medias@desjardins.com

BCE Emergis

News Release

BCE Emergis Renews Agreement with Sun Life Financial

New three-year agreement valued at $30 million expands current services

Montreal, Canada, August 6, 2002 – BCE Emergis (TSX: IFM), leading North American provider of e-health solutions and health care cost management services, today announced a new and expanded agreement with Sun Life Assurance Company of Canada valued at $30 million over three years.

Effective August 1, 2002, the renewed contract strengthens and extends the relationship between the two organizations in which Emergis provides electronic pharmacy benefit management services, its cornerstone product in the Canadian market. In addition, Sun Life Financial has chosen to consolidate its dental claims switching activities with Emergis.

"As part of our recent acquisition of Clarica Life Insurance Company, Sun Life Financial has conducted a rigorous process to ensure that we have the right partnership in place to support the highest quality of service for our clients," said Greta Cusworth, Vice President, Group Benefits, Sun Life Financial Canada. "After careful consideration and comparison of leading health care technology companies, we are confident that we have the right partner in Emergis, and we are pleased to renew and expand our relationship with them," she added.

With the new agreement in place, Emergis estimates that it will manage more than 16 million electronic transactions annually on behalf of Sun Life Financial and Clarica.

"We are extremely pleased with the outcome of this process with Sun Life Financial," said François Côté, Executive Vice President, BCE Emergis. "This confirms our leading position in the marketplace and we are gratified to have been recognized as such with this new agreement. We have the people, the technology and the commitment to ensure Sun Life Financial's continued and long-term satisfaction with our services," he said.

.../2

BCE Emergis' eHealth Solutions Group, North America, serves the transaction-intensive health care industry with a range of integrated solutions that simplify administrative processes, decrease costs and facilitate the highest quality of care. In the U.S., Emergis' eHealth Solutions Group is one of largest provider networks, working in partnership with more than 500,000 physicians and 4,800 acute care hospitals. In Canada, the group is the largest pharmacy benefit manager in the country, working with six of the country's largest payers and 99% of its pharmacies. Our advanced, scalable electronic technology solutions transform business processes, help clients grow their businesses and advance the health care industry. BCE Emergis shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT AUGUST 6, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

82-5206

BCE Emergis

News Release

BCE Emergis Brings State and National Provider Networks
To Wisconsin-Based Operating Engineers Local 139 Health Benefit Fund
22nd Contract with Jointly Trusteed Taft-Hartley Fund in Wisconsin

Rockville, MD – August 14, 2002– BCE Emergis (TSX: IFM) announces that its eHealth Solutions Group has added one of Wisconsin's largest union health funds, Operating Engineers Local 139 Health Benefit Fund, to its client roster. Through a three-year agreement valued at C$700,000, BCE Emergis will offer some 8,000 union members access to quality health care services in the state and across the country through BCE Emergis directly contracted provider networks.

For union members, the expanded provider network means more in-network choices and increased savings. Additional savings driven through negotiated discounts and increased administrative efficiencies also mean lower health care costs for the Fund.

"Of the various health care companies reviewed by the Fund, BCE Emergis came out clearly ahead by the quality and scope of its service offering," said Dale White, Executive Vice President of BCE Emergis eHealth Solutions Group, North America. "We have deep-bench experience working with labor unions to improve health care benefits while driving costs down, and are particularly pleased to welcome this group to BCE Emergis because it is the largest union of its type in the state of Wisconsin."

"As our twenty-second contract with Taft-Hartley funds in the state, we view this new relationship as a very special feather in our cap, and we are very proud to have been selected by the Engineers Local 139," said Dr. Faye S. Baggiano, President of BCE Emergis eHealth Solutions Group, North America.

"This new contract is further validation of the growth we have been reporting within our provider network over the last several weeks," she added. "Clearly, the quality and scope of our current services are contributing to our clients' successes today. With the addition of exciting new electronic services to be announced beginning this Fall, we are confident in our ability to expand the market for our electronic solutions within our client base for maximum efficiencies and savings for our clients."

.../2

In 2001, the self-funded, self-administered fund paid $60 million in claims. Under the BCE Emergis agreement, the group can expect substantial savings through directly contracted provider agreements—while ensuring quality health care services for members.

BCE Emergis eHealth Solutions Group, North America, serves the transaction-intensive health care industry with a range of integrated solutions that simplify administrative processes, decrease costs and facilitate the highest quality of care. In the U.S., BCE Emergis' eHealth Solutions Group is one of largest provider networks, working in partnership with more than 500,000 physicians and 4,800 acute care hospitals. In Canada, the group is the largest pharmacy benefit manager in the country, working with six of the country's largest payers and 99% of its pharmacies. Our advanced, scalable electronic technology solutions transform business processes, help clients grow their businesses and advance the health care industry. BCE Emergis shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainty in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT AUGUST 14, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

COPY

August 14, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled Visa Selects BCE Emergis for Global Work on Next-Generation B2B Payment Service, dated July 15, 2002.
- Press release entitled BCE Emergis' eHealth solutions Group Signs CDN$14 Million in New Business, dated July 18, 2002.
- Press release entitled BCE Emergis to sell e-News to CCNMatthews, dated July 22, 2002.
- Press release entitled BCE Emergis announces new Biller Direct service, dated July 22, 2002.
- Press release entitled BCE Emergis Delivers on Second Quarter Results, dated July 23, 2002.
- Press release entitled Desjardins becomes first lender to use Emergis e-Lending Interchange for the Real Estate Industry, dated August 1, 2002.
- Press release entitled BCE Emergis Renews Agreement with Sun Life Financial, dated August 6, 2002.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3